Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Laura Nicholson, Special Counsel, Office of Transportation and Leisure

Re:	Genius Brands International, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 22, 2017 File No. 333-221683

Ladies and Gentlemen:

We are submitting this letter on behalf of Genius Brands International, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 4, 2018 (the “Comment Letter”) from Ms. Laura Nicholson, Special Counsel, Office of Transportation and Leisure, to Andy Heyward, the Company’s Chief Executive Officer, relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 of the Company filed with the Commission on December 22, 2017 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comments and the heading used in the Comment Letter.

Executive Compensation, page 36

1.	Please update your executive and director compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, refer to Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations on our website.

Response: In response to the Staff’s comment, we have updated the executive and director compensation disclosure on pages 36-37 of Amendment No. 2 to reflect compensation information as of the Company’s fiscal year ended December 31, 2017.

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6732 or jschultz@mintz.com with any comments or questions regarding Amendment No. 2 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey Schultz
Jeffrey Schultz

cc: Genius Brands International, Inc.

Andy Heyward, Chief Executive Officer

Rebecca D. Hershinger, Chief Financial Officer

Gregory B. Payne, Chief Operating Officer and Executive Vice President – Legal/Business Affairs